Concordia International Corp. Issues Statement On Sale Of Company Stock

OAKVILLE, ON – August 22, 2016 – Concordia International Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR), an international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs, stated that Concordia’s Chairman and Chief Executive Officer Mark Thompson was notified earlier today of the sale of 505,000 of his shares as part of a margin call.
These shares were not granted to Mr. Thompson as compensation. The shares were pledged to secure loans made to Mr. Thompson, and the sales terms were agreed upon, prior to the Company’s April 21, 2016 announcement that it had formed a Special Committee to evaluate strategic alternatives. The financial institution executed the share sale after Concordia’s common shares declined below a certain market price. Mr. Thompson continues to hold 1,620,251 shares of Concordia.
"It is with great regret that I have been forced to sell shares in Concordia,” said Mark Thompson, Chairman and Chief Executive Office of Concordia. “Since founding Concordia three years ago, I participated in the initial equity offering and two subsequent financings and invested further last fall. This sale in no way diminishes my confidence in Concordia’s business and prospects.”

Concordia’s senior management team is currently in a blackout period until the conclusion of the review of strategic alternatives and cannot proactively sell or buy shares at this time.
Concordia also commented today on media reports that it had acquired Pernix Therapeutics. Concordia has not made a bid for, nor acquired Pernix Therapeutics and is not involved in any discussions about any type of transaction with Pernix Therapeutics.
About Concordia

Concordia is a diverse, international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs. The Company has an international footprint with sales in more than 100 countries, and has a diversified portfolio of more than 200 established, off-patent molecules that make up more than 1,300 SKUs. Concordia also markets orphan drugs through its Orphan Drugs segment, consisting of Photofrin® for the treatment of certain rare forms of cancer, which is undergoing testing for potential new indications.
Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.
Notice regarding forward-looking statements and information:
This news release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, statements with respect to consideration of strategic alternatives potentially available to the Company and the occurrence of any transaction. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks associated with clinical trials, risks associated with developing new product indications, Concordia's securities, increased indebtedness and leverage, Concordia's growth, risks associated with the use of Concordia's products, the inability to generate cash flows, revenues and/or stable margins, the inability to complete a transaction, risks arising out of the strategic review process or any decisions made in connection therewith, the inability to repay debt and/or satisfy future obligations, risks associated with Concordia's outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with distribution agreements, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, economic factors, market conditions, risks associated with growth and competition, the failure to obtain regulatory approvals, the equity and debt markets generally, general economic and stock market conditions, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), political risks (including changes to political conditions), risks associated with the United Kingdom's exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks related to patent infringement actions, the loss of intellectual property rights, risks and uncertainties detailed from time to time in Concordia's filings with the Securities and Exchange Commission and the Canadian Securities Administrators, and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com